09057947

BB 3/9

UNITEDSTATES
ANDEXCHANGECOMMISSION
ashington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 00220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Implementation Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 A STREET
(No. and Street)

TACOMA	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Ballinger (253) 439-5399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/16

OATH OR AFFIRMATION

I, Brenda Ballinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Implementation Services Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DEBBIE R. VICHOT NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 12-21-10

Signature

Treasurer and Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Implementation Services Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Implementation Services Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Implementation Services Inc. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Seattle, Washington
February 26, 2009

Russell Implementation Services Inc.
Statement of Financial Condition
As of December 31, 2008

Assets	
Cash and cash equivalents	$ 7,518,401
Cash segregated under federal regulations	12,585,954
Securities commissions receivable, net	4,947,071
Fees receivable	3,616,206
Prepayments for customer research services credits	280,575
Prepaid expenses and other	316,471
Due from affiliates	1,171,671
Fixed assets, net	831,997
Deferred income taxes, net	430,940
Total assets	$ 31,699,286
Liabilities and Stockholder's Equity	
Liabilities	
Commission credits payable to customers	$ 7,697,520
Accrued expenses	1,850,607
Payable to brokers and subadvisors	326,614
Due to affiliates	588,906
Deferred research services credits	159,807
Incentive compensation liabilities	120,162
Total liabilities	10,743,616
Commitments, contingencies, and guarantees (Notes 8 and 10)	
Stockholder's equity	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	19,636,977
Retained earnings	1,293,913
Total stockholder's equity	20,955,670
Total liabilities and stockholder's equity	$ 31,699,286

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Russell Implementation Services Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Cash Segregated under Federal Regulations
The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3. Cash is held at one financial institution in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits
Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. These amounts are recorded as a liability of the Company under deferred research services credits. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal

use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Values of Financial Instruments

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). This statement defines fair value, establishes a hierarchal disclosure framework, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 beginning January 1, 2008.

In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 permits a one-year deferral in applying the measurement provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). The Company will adopt FSP 157-2 on January 1, 2009. The Company is currently assessing the potential impact FSP 157-2 will have on its financial statements.

The fair value disclosure framework prioritizes and ranks the level of market price operability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which revises SFAS No. 123, *Accounting for Stock-based Compensation,* and supersedes APB 25, *Accounting for Stock Issued to Employees* ("APB 25"). SFAS 123R eliminates the alternative of using the intrinsic value method of accounting for share-based awards that was provided under APB 25. Effective January 1, 2006, the Company adopted SFAS 123R using the prospective transition method, which requires that only awards granted, modified, repurchased or canceled after the adoption date be subject to the standard. Under SFAS 123R, equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

In February 2007, Russell implemented the 2006 Long-term Equity-Based Incentive Plan ("LTIP") and the Outstanding Contributor Award Program ("OCAP"), as more fully described in Note 5, which are subject to the guidance of SFAS 123R.

Deferred Incentive Compensation
Russell has granted award units under the Incentive Share Plan ("ISP"), more fully described in Note 5. The Company accounts for these deferred incentive arrangements, which are not share-based, in accordance with the guidance in Accounting Principles Standards Board Omnibus Opinion No. 12, *Deferred Compensation Contracts*, using an accelerated method of the related expense.

Revenue Recognition
Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to the subadvisors are recorded as an operating expense. Amounts paid by the Company as a rebate to clients, primarily those clients receiving overlay services in conjunction with other services, are recorded as a reduction of other fee revenue.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The Company recorded $533,211 of bad debt expense for the year ended December 31, 2008.

Income Taxes
The Company accounts for income taxes pursuant to SFAS No. 109 *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company records interest and penalties on amounts due to tax authorities as a component of income tax expense in the accompanying statement of income.

The Company files its federal tax return with Northwestern Mutual Life Insurance Company as part of a consolidated group. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal taxes payable are recorded through and included in due to affiliates in the accompanying statement of financial condition. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses in the accompanying statement of financial condition.

Foreign Currency Transactions
The Company's reporting currency is the U.S. dollar. Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than United States dollars. Gains and losses resulting from foreign currency transactions are included in other income in the accompanying statement of income.

Financial Instruments with Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Gain/Loss Due to Service Errors
In the conduct of the Company's business, occasional operational errors occur that impact customer accounts. These errors are infrequent and are not predictable in the normal conduct of business operations. Upon the determination that an error has occurred, the Company's policy is to adjust the impacted customer account immediately when quantifiable and record the related loss as an expense in the statement of income. Gains are either returned to the customer or recorded as miscellaneous income in the accompanying statement of income if retained by the Company.

New Accounting Pronouncements
In June 2006, FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109* ("FIN 48") was issued. FIN 48 requires that an entity disclose an assessment in its financial statements of the probable outcomes of tax positions deemed under the FIN to be "uncertain" as if such positions were subject to examination and to disclose the estimated effect of any changes in valuation of tax assets and liabilities anticipated as a result of such examination. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. On December 30, 2008, the FASB issued FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* which defers the effective date of FIN 48 for certain nonpublic entities. As a result of FSP FIN 48-3, in the absence of early adoption, FIN 48 will go into effect for certain nonpublic companies, including the Company, for annual periods beginning after December 15, 2008. The Company has elected to defer the initial adoption of FIN 48 and is currently assessing the potential impact that FIN 48 will have on its financial statements. The Company will continue to accrue for liabilities related to uncertain tax positions only when such liabilities are probable and reasonably estimable.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") which replaces SFAS No.141, *Business Combinations*. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, however SFAS 141(R) changed the application of the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be accounted for under the provisions of SFAS 141(R). Early adoption is not allowed. The Company plans to adopt SFAS 141(R) for all business combinations beginning in 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits all entities the option to measure many financial instruments and certain other items at fair value. If a company elects the fair value option for an eligible item, then it will report unrealized gains and losses on those items at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have any impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires reporting entities to present non-controlling (minority) interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and non-controlling interest. SFAS 160 applies prospectively as of January 1, 2009, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. The adoption of SFAS 160 will not have a material impact on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 will not have a material impact on the Company's financial statements.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2008:

Software	$ 6,720,868
Furniture and equipment	726,187
	7,447,055
Accumulated depreciation and amortization	(6,658,549)
Work in progress	43,491
Total	$ 831,997

3. Asset and Liabilities Measured at Fair Value on a Recurring Basis

Pursuant to SFAS 157, the Company carries at fair value on a recurring basis in the statement of financial position certain investments of money market mutual funds.

The Company measures the fair value of its money market mutual funds using a market approach whereby it uses quoted market prices from the principal exchange on which each security trades.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include the money market mutual funds.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

  The inputs used by the Company in estimating the value of level 3 financial instruments include the original transaction price, recent transactions in the same or similar instruments or other transactions across the capital structure.

  When observable prices are not available, the Company uses one or more valuation techniques (e.g., the market approach, the income approach, or the cost approach) for which sufficient and reliable data is available. Within level 3, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The selection of appropriate valuation techniques may be affected by the availability of relevant inputs as well as the relative reliability of the inputs. The results of the application of the various techniques may not be equally representative of fair value, due to factors such as assumptions made in the valuation.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the SFAS 157 fair value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 7,518,401	$ -	$ -	$ 7,518,401

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred tax assets as of December 31, 2008 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 496,755
Revenue items	69,234
State deferred tax, net of federal tax benefit	4,020
Unrealized gain/loss	1,155
Total deferred income tax assets	571,164
Deferred income tax liability	
Depreciation of fixed assets	140,224
Total deferred income tax liability	140,224
Total deferred income tax assets, net	$ 430,940

Income taxes receivable from Russell as of December 31, 2008 are $3,262,127 and are included in due to affiliates in the accompanying statement of financial condition, net of payables due to Russell.

5. Employee Compensation Arrangements

LTIP

The Company participates in the Russell LTIP covering eligible employees. The LTIP provides for the award of stock options, restricted stock units ("RSU"), and stock appreciation rights ("SAR") in Russell's common stock. The maximum number of shares of Russell's common stock that are issuable, or were issued and are outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the "value" or "voting power" of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell are then available for award under the LTIP, subject to the above limitations.

Awards granted under the LTIP are subject to the guidance of SFAS 123R which requires that all awards subject to the standard be classified as either equity or liability awards. SFAS 123R requires that compensation expense for all equity-classified awards be recorded based on their grant-date fair value, and liability-classified awards be remeasured to fair value at each statement of financial condition date until the award is settled.

Grants of stock option and RSU awards to employees prior to December 31, 2008, made by Russell under the LTIP generally vest over three or four years in equal annual installments on February 16 each year after the date of grant. Grants of RSU awards to employees on or after December 31, 2008, under the LTIP generally cliff vest in three years after the date of grant on February 16. Grants of SAR awards to employees made by Russell under the LTIP generally vest over three years in equal annual installments on February 16 each year after the date of grant. Awards granted prior to December 31, 2008 will vest upon retirement for employees who are age 65 or older and have at least five years of Russell service or who are between the ages of 55 and 64, and the combination of the associate's age and service (each rounded up to the nearest full year) totals 70 or more. For awards granted on or after December 31, 2008, awards will vest upon retirement, except for when a participant retires in the calendar year of grant. Stock-based compensation expense for awards granted to individuals meeting the retirement

eligibility requirements, or who will meet the age and service requirements within the applicable vesting period, is recognized over a required service period that is less than the stated vesting period. Stock options and SAR awards granted prior to December 31, 2008 generally expire five years from the date of grant. Stock options granted on or after December 31, 2008 generally expire seven years from the date of grant, while SAR awards generally continue to expire five years from the date of grant.

For a 21-day period (or longer if determined by the Plan Administrator) that commences on the date in the first quarter of each fiscal year on which the per share fair value is communicated to a participant (herein after referred to as the "Annual Put Window"), holders of awards have the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant has acquired under the LTIP as well as certain other limits discussed below. Holders of common stock received upon exercise of options or vesting of RSUs must hold the awards for at least six months and one day before they have the right to put such shares to Russell. Holders of SARs are not eligible to participate in the Annual Put Window until they are 100% vested in their SAR award.

Holders of vested stock options have the right to exercise such awards during two semi-annual exercise windows. The first exercise window in any fiscal year shall run concurrent with the Annual Put Window for that fiscal year, and the second exercise window shall terminate no later than six months and one day prior to the Annual Put Window for the following fiscal year. Each exercise window shall be a period of 21 days, which will commence on the date Russell communicates the per share fair value of Russell's common stock to a participant.

Russell estimates the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since Russell's securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selects from certain market indices, that Russell believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. Russell uses the average expected volatility rates reported by the comparable group for the expected terms estimated by Russell.

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

In connection with the adoption of the LTIP, Russell elected the straight-line method of allocating compensation expense over the requisite service period of the related awards. As stock-based compensation expense recognized in accordance with SFAS 123R is based on awards ultimately expected to vest, the expense included in the Company's statement of income for the year ended December 31, 2008 has been reduced by an estimated forfeiture rate of 3% for equity-classified awards and 5% for liability-classified awards.

For the year ended December 31, 2008, the Company recorded stock-based compensation expense under SFAS 123R of $732,271 related to the LTIP. Of this expense, $1,163,082 relates to equity-classified awards held by employees of the Company, which has been recorded as a noncash deemed capital contribution from Russell, and a reduction of expense of $430,812 relates to liability-classified awards. As of December 31, 2008, the Company's total unrecognized compensation cost related to equity-classified awards accounted for in accordance with SFAS 123R is $2,945,471, which will be recognized over the weighted-average remaining requisite service period of 2.25 years. In addition, as of December 31, 2008, the Company's total unrecognized compensation expense related to liability-classified awards outstanding under the LTIP is $425,252, which will be recognized over the weighted-average remaining requisite service period of 2.12 years.

The total deferred income tax benefit recognized in the Company's statement of income for stock-based awards for the year ended December 31, 2008 was $49,406. In 2008, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company's historical SFAS 123R windfall tax benefit pool upon adoption of that standard was zero given its adoption under the prospective transition method. The Company utilizes the with and without approach to calculate realized windfall tax benefits from share-based compensation awards. The Company records interest and penalties on amounts due to tax authorities as a component of income tax expense in its statement of income. In accordance with EITF Issue No. 00-16 *Recognition and Measurement of Employer Payroll Taxes on Employee Stock-based Compensation,* the Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards under SFAS 123R, is as follows:

	Stock Options	
	Number of Shares Under Option	**Weighted-Average Exercise Price**
Outstanding at January 1, 2008	325,046	$ 15.46
Granted	474,860	7.51
Forfeited / expired	(21,840)	17.17
Transfers in	24,801	15.12
Transfers out	(27,429)	19.14
Outstanding at December 31, 2008	775,438	10.40
Exercisable as of December 31, 2008	107,473	15.12

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2008	108,347	$ 15.46
Granted	158,287	7.51
Vested	(35,824)	15.12
Forfeited	(7,280)	17.17
Transfers in	8,267	15.12
Transfers out	(9,143)	19.14
Outstanding at December 31, 2008	222,654	9.64

The fair value of employee stock option awards granted during the year ended December 31, 2008 under SFAS 123R was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	1.78% – 2.13%
Expected term	3.5 – 4.63 years
Expected dividend yield	0% – 1.5%
Expected volatility	26.97% – 44.33%

The estimated weighted-average grant date fair value of all stock options granted during the year ended December 31, 2008 was $2.33. No equity-classified awards were exercised during the year ended December 31, 2008. The total fair value of RSUs vested during the year ended December 31, 2008 was $615,098.

Detail related to SAR activity under the LTIP, representing the Company's liability-classified awards under SFAS 123R, is as follows:

	Stock Appreciation Rights	
	Number of Shares Under Right	Weighted-Average Exercise Price
Outstanding at January 1, 2008	257,933	$ 15.12
Granted	345,352	11.17
Forfeited / expired	(112,186)	15.60
Exercised	(13,227)	15.12
Transfers in	59,523	15.12
Transfers out	(39,682)	15.12
Outstanding at December 31, 2008	497,713	12.27
Exercisable as of December 31, 2008	29,762	15.12

The fair value of SAR awards as of December 31, 2008 under SFAS 123R was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	0.79% – 1.57%
Expected term	2.13 – 4.13 years
Expected dividend yield	0.0 %
Expected volatility	46.23% – 60.67%

The aggregate amount paid by Russell during the year ended December 31, 2008 to settle SARs held by employees of the Company was $27,115. As of December 31, 2008, the Company has an aggregate recorded liability of $61,388 related to its liability-classified awards outstanding under the LTIP included within incentive compensation liabilities in the Company's statement of financial condition.

The following table summarizes information about all stock options and SARs outstanding under the LTIP as of December 31, 2008:

	Shares Subject to Options/Rights Outstanding	Weighted-Average Remaining Contractual Life *(years)*	Weighted-Average Exercise Price	Total Instrinsic Value[1]
Exercise price				
$5.33	562,500	6.51	$ 5.33	
$15.12	500,987	3.13	15.12	
$17.17	209,664	4.13	17.17	
$5.33 – $17.17	1,273,151	4.79	11.13	$ -
Vested and exercisable	186,837	3.13	15.12	-
Vested and expected to vest	1,218,701	4.75	11.26	$ -

[1] The total intrinsic value represents the aggregate estimated fair value of Russell's common stock issuable and the aggregate exercise price available.

OCAP

The Company participates in Russell's OCAP covering eligible employees. As discussed in Note 1, Russell implemented the OCAP in February 2007. The OCAP provides for the award of a cash bonus, denominated in the participant's local currency at the time of grant, that will increase or decrease in value based on the changes in the per share fair value of Russell's common stock. Awards made to employees by Russell under the OCAP cliff vest after three years and are paid at the end of the vesting period. This type of award is similar to a phantom stock unit that is subject to the guidance of SFAS 123R, which requires that all awards be classified as either equity or liability awards. As OCAP awards are ultimately settled in cash, the awards are liability-classified and will be remeasured to fair value at each reporting period until settled. As of December 31, 2008, the Company has an aggregate recorded liability of $58,774 related to its OCAP awards, included within incentive compensation liabilities in the Company's statement of financial condition.

Incentive Payment Plan

Effective April 27, 1999, the Incentive Payment Plan ("IPP") was established whereby employees of Russell and its subsidiaries, including the Company, could earn aggregate awards of up to 50 million shares of Russell's callable puttable common stock. The number of shares issued under the IPP was determined by Russell's cumulative earnings before interest, taxes, depreciation and amortization, ("EBITDA"), as defined by the IPP, during a five-year period beginning January 1, 1999. As of April 15, 2004, a total of 42.25 million shares of callable puttable common stock were outstanding based on this determination. No additional shares of callable puttable common stock will be issued under the IPP.

During the Annual Put Window, a holder of an award issued under the IPP can put up to an annual limitation of 25% of cumulative total of shares that holder has received under the plan. Upon the death, disability or employment termination of a holder of an award issued under the IPP, the holder has the right to put all such awards (but not less than all) to Russell, and Russell has the right to call all such awards (but not less than all) from that holder, each at a formula-derived price as stated in the IPP.

Subject to the approval of Russell's Board of Directors, Northwestern Mutual Life Insurance Company may affect these share repurchases in lieu of Russell. The put and call rights terminate upon an initial public offering of Russell's common stock. In the event of a change in ownership control of Russell, Northwestern Mutual Life Insurance Company has the right to call all awards then outstanding under the IPP at a formula-derived price, and each holder of such awards has the right to put all such awards to Northwestern Mutual Life Insurance Company at a formula-derived price.

The Company accounts for the IPP in accordance with SFAS 123R. Compensation expense related to these shares is based on changes in the formula-derived price of the outstanding awards. The expense recorded by the Company is considered a deemed capital contribution from Russell. No related liability is recorded in the Company's statement of financial condition as the contractual obligation for cash settlement of the shares remains with Russell.

The following table reflects the activity for the year ended December 31, 2008 of shares of callable puttable common stock held by employees of the Company:

	Shares of Callable Puttable Common Stock
Outstanding at January 1, 2008	259,410
Net transfers in (out)	200,542
Settlements	(201,986)
Outstanding at December 31, 2008	257,966

The aggregate value of outstanding shares of callable puttable common stock held by employees of the Company as of December 31, 2008 is $1,359,481. The aggregate amount paid by Russell during the year ended December 31, 2008 to settle shares held by employees of the Company was $4,086,177. Compensation expense reversal recorded by the Company related to shares of callable puttable common stock outstanding was $3,882,518 for the year ended December 31, 2008. The Company recorded a related noncash deemed capital distribution to Russell of $3,882,518 for the year ended December 31, 2008.

Incentive Share Plan

The Company participates in Russell's ISP covering eligible employees. Effective January 1, 2004, the ISP was established by Russell. The ISP is a cash-based, long-term incentive program for employees of Russell. From 2004 through 2006, ISP units were awarded annually to selected employees. The plan does not have a definitive end date; however, Russell's Board of Directors has not made any grants in 2008 and does not anticipate further grants.

The value of ISP units is determined by the increase or decrease in Russell's annual EBITDA as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier. In 2008, the Company allowed a two year extension for payment of the 2005 grants and a one year extension for the payment of the 2006 grants. Compensation expense reversal under the ISP was $4,748,071 for the year ended December 31, 2008. As of December 31, 2008, the Company has recorded no liability related to its ISP awards as the formula-derived price of the ISP units had declined to zero.

6. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses

The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

7. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment, and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges are $460,033 at December 31, 2008 and are included in due to affiliates on the accompanying statement of financial condition.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company. Commission credits paid to Russell and affiliated companies for client fees totaled $810,456 for the year end December 31, 2008.

During 2008, the Company effected transactions on behalf of affiliated companies, recording securities commission revenue or investment management fee from such transactions.

Securities commission revenue from these transactions totaled $22,837,158 and total fee-based revenue from affiliated companies were $1,230,960.

Russell and its subsidiaries follow a transfer pricing methodology governed by the amended and restated Master Intercompany Agreement ("Agreement"). The methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery (charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. The amount recorded as an intercompany charge under the agreement for the year ended December 31, 2008 was $23,174,471. The amount due to Russell is approximately $3,391,000 at December 31, 2008, and is included (netted) in due from affiliates in the accompanying statement of financial condition.

The Company has entered into an agreement with a related party, dated January 1, 2008, to perform sales and client support activities on its behalf. Fees paid by the Company in connection with these services are recorded as sales and client service fees. For the year ended December 31, 2008, these fees were $8,719,336. The amount due from affiliates is $929,779 at December 31, 2008, and is included in due from affiliates in the accompanying statement of financial condition.

8. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

9. Concentration of Risk

The Company's total revenue for the year ended December 31, 2008 included amounts from a major client, which accounted for 6.0% of total revenue.

10. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Subsequent Event

Subsequent to December 31, 2008, the Company declared and paid a $3,000,000 dividend to Russell.

Russell Implementation Services Inc.

Statement of Financial Condition
December 31, 2008